# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WILLIS TOWERS WATSON PLC, CIK 0001140536
CUSIP: G96629103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 51 Lime Street, London, United Kingdom (X0), EC3M 7DQ
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000912938-24-000332
Filed by CIK 0000912938

## Reporting persons
- Massachusetts Financial Services Company: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,046,242; shared voting power 0; sole dispositive power 6,483,822; shared dispositive power 0; aggregate amount beneficially owned 6,483,822 (6.4% of the class)

## Item 1. Issuer
Name of issuer: WILLIS TOWERS WATSON PLC
Address of issuer's principal executive offices: 51 Lime Street, London EC3M 7DQ, United Kingdom

## Item 2. Person Filing
Name of person filing: Massachusetts Financial Services Company
Address of principal business office or, if none, residence: 111 Huntington Avenue, Boston, MA 02199
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6,483,822 shares of Common Stock consisting of shares beneficially owned by MFS and/or certain other non-reporting entities
Percent of class: 6.4
Sole power to vote or to direct the vote: 6,046,242
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,483,822
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Massachusetts Financial Services Company: Lisa Neaves, Compliance Officer (02/13/2025)